UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. (“SFL” or “the Company”) for the six months ended June 30, 2022.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-237971) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2020 and the Company’s Registration Statement on Form F-3ASR (Registration No. 333-264330) filed with the SEC on April 15, 2022.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE SIX MONTHS ENDED JUNE 30, 2022

INDEX

Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2022 and June 30, 2021	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2022 and June 30, 2021	Page 5
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and June 30, 2021	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2022 and June 30, 2021	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 34
Cautionary Statement Regarding Forward-Looking Statement	Page 46
Signatures	Page 49

SFL CORPORATION LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2022 and June 30, 2021

(in thousands of $, except per share amounts)

	Six months ended
	June 30,
	2022	2021
Operating revenues
Interest income related parties – direct financing leases	382	4,452
Interest income other – sales-type, direct financing leases and leaseback assets	4,394	8,454
Service revenue related parties – direct financing leases	1,746	3,258
Profit sharing income – related parties	1,510	1,512
Profit sharing income – other	8,125	4,717
Time charter revenues – related parties	25,689	25,261
Time charter revenues – other	205,775	142,739
Bareboat charter revenues – related parties	17,770	7,912
Bareboat charter revenues – other	13,195	1,290
Voyage charter revenues	24,371	24,437
Other operating income	2,729	1,858
Total operating revenues	305,686	225,890
Gain on sale of assets and termination of charters, net	13,228	—
Operating expenses
Vessel operating expenses – related parties	12,826	14,740
Vessel operating expenses – other	70,525	57,138
Depreciation	91,313	60,392
Vessel impairment charge	—	1,927
Administrative expenses – related parties	757	154
Administrative expenses – other	7,859	6,293
Total operating expenses	183,280	140,644
Net operating income	135,634	85,246
Non-operating income/(expense)
Interest income – related parties, long term loans to associated companies	2,263	4,063
Interest income – related parties, other	249	233
Interest income – other	433	38
Interest expense	(50,104)	(48,128)
Loss on repurchase of bonds	—	(697)
Gain on investments in debt and equity securities	4,466	3,933
Other financial items, net	10,083	3,757
Net income before equity in earnings of associated companies	103,024	48,445
Equity in earnings of associated companies	1,405	2,564
Net income	104,429	51,009
Per share information:
Basic earnings per share	$0.82	$0.43
Diluted earnings per share	$0.79	$0.43
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2022 and June 30, 2021
(in thousands of $)

	Six months ended
	June 30,
	2022	2021
Net income	104,429	51,009

Fair value adjustments to hedging financial instruments	13,677	5,497
Fair value adjustments to investment securities classified as available-for-sale	330	(321)
Other comprehensive (loss)/income	(120)	51
Other comprehensive income, net of tax	13,887	5,227

Comprehensive income	118,316	56,236
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as of June 30, 2022 and December 31, 2021
(in thousands of $, except share data)

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	223,816	145,622
Restricted cash	5,714	8,338
Investments in debt and equity securities	20,734	21,210
Due from related parties	6,584	8,557
Trade accounts receivable	10,773	11,134
Other receivables	24,483	15,444
Inventories	14,262	10,124
Prepaid expenses and accrued income	8,266	6,403
Investment in sales-type leases, direct financing leases and leaseback assets, current portion	15,544	23,484
Financial instruments at fair value, current portion	792	—
Total current assets	330,968	250,316
Vessels and equipment, net	2,350,247	2,230,583
Vessels under finance lease, net	635,587	656,072
Investment in sales-type leases, direct financing leases and leaseback assets, long-term portion	111,217	181,282
Investments in associated companies	16,584	16,635
Newbuildings and vessel purchase deposits	61,769	57,093
Loans and long term receivables from associated companies	45,000	45,000
Financial instruments at fair value, long-term portion	19,972	3,184
Other long-term assets	18,455	19,132
Total assets	3,589,799	3,459,297

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	760,473	302,769
Finance lease liability, current portion	52,397	51,204
Due to related parties	1,246	1,295
Trade accounts payable	2,984	1,770
Financial instruments at fair value, current portion	13	738
Accrued expenses	18,849	19,794
Other current liabilities	24,226	22,746
Total current liabilities	860,188	400,316
Long-term liabilities
Long-term debt	1,203,068	1,586,445
Finance lease liability, long-term portion	446,426	472,996
Financial instruments at fair value, long-term portion	33,559	17,209
Other long-term liabilities	4	4
Total liabilities	2,543,245	2,476,970

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 138,551,387 shares issued and outstanding at June 30, 2022). ($0.01 par value; 300,000,000 shares authorized; 138,551,387 shares issued and outstanding at December 31, 2021).	1,386	1,386
Additional paid-in capital	615,913	621,037
Contributed surplus	424,562	461,818
Accumulated other comprehensive income/(loss)	4,693	(9,194)
Accumulated profit/(deficit)	—	(92,720)
Total stockholders’ equity	1,046,554	982,327
Total liabilities and stockholders’ equity	3,589,799	3,459,297
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2022 and June 30, 2021

(in thousands of $)

	Six months ended
	June 30,
	2022	2021

Net cash provided by operating activities	166,707	124,956

Investing activities
Purchase of vessels, capital improvements and other additions	(179,185)	(4,144)
Additions to newbuildings and vessel purchase deposits	(15,675)	(18,783)
Proceeds/(payments) from sales of vessels and termination of charters	83,333	(519)
Net amounts received from/(paid to) associated companies	1,453	(588)
Proceeds from redemption of available-for-sale debt securities	5,124	—
Proceeds from capital distribution and divestment from equity securities	—	9,608
Collateral deposits paid on swap agreements	(1,058)	(9,300)
Net cash used in investing activities	(106,008)	(23,726)

Financing activities
Repayment of lease obligation liability	(25,377)	(24,238)
Proceeds from issuance of short-term and long-term debt	255,350	252,000
Repayments of short-term and long-term debt	(159,786)	(151,668)
Debt fees paid	(2,066)	(3,573)
Repurchase of bonds	—	(68,146)
Shares issued, net of issuance costs	—	83,428
Cash dividends paid	(53,250)	(35,713)
Net cash provided by financing activities	14,871	52,090

Net change in cash, restricted cash and cash equivalents	75,570	153,320
Cash, restricted cash and cash equivalents at start of the period	153,960	224,398
Cash, restricted cash and cash equivalents at end of the period	229,530	377,718

Cash, restricted cash and cash equivalents:
Cash and cash equivalents	223,816	371,852
Restricted cash	5,714	5,866
Cash, restricted cash and cash equivalents at end of the period	229,530	377,718
The accompanying notes are an integral part of these consolidated condensed financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the six months ended June 30, 2022 and June 30, 2021

(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2022	2021
Number of shares outstanding
At beginning of period	138,551,387	127,810,064
Shares issued	—	10,212,876
At end of period	138,551,387	138,022,940
Share capital
At beginning of period	1,386	1,278
Shares issued	—	102
At end of period	1,386	1,380
Additional paid-in capital
At beginning of period	621,037	531,382
Impact of adoption of Accounting Standards Update (“ASU”) 2020-06	(5,863)	—
Payments in lieu of issuing shares	—	(97)
Amortization of stock-based compensation	739	374
Shares issued - share option, dividend reinvestment and other schemes	—	85,259
Equity adjustment arising from reacquisition of convertible notes	—	(492)
At end of period	615,913	616,426
Contributed surplus
At beginning of period	461,818	539,370
Dividends declared	(37,256)	(35,713)
At end of period	424,562	503,657
Accumulated other comprehensive income/(loss)
At beginning of period	(9,194)	(19,316)
Fair value adjustments to hedging financial instruments	13,677	5,497
Fair value adjustments to available-for-sale securities	330	(321)
Other comprehensive (loss)/income	(120)	51
At end of period	4,693	(14,089)
Accumulated profit/(deficit)
At beginning of period	(92,720)	(257,063)
Impact of adoption of ASU 2020-06	4,285	—
Net income	104,429	51,009
Dividends declared	(15,994)	—
At end of period	—	(206,054)
Total stockholders’ equity	1,046,554	901,320
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual and interim consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on March 24, 2022. The results of operations for the interim period ended June 30, 2022 are not necessarily indicative of the results for the entire year ending December 31, 2022.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which SFL is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Recently Issued Accounting Standards

The following is a brief discussion of a selection of recently released accounting pronouncements that are pertinent to the Company's business:

In March 2022, the Financial Accounting Standards Board ("FASB") issued ASU No. 2022-02, "Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" ("ASU 2022-02"). The amendments in this ASU eliminate the accounting guidance for troubled debt restructurings ("TDRs") by creditors in Subtopic 310-40, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The amendments are effective for the Company beginning after December 15, 2022. As of period ended June 30, 2022, the Company does not expect the changes prescribed in ASU 2022-02 to have a material impact on its consolidated financial position, results of operations or cash flows, however, we will re-evaluate the amendments based on the facts and circumstances of the Company at the time of implementation of the guidance.

In October 2021, the FASB issued ASU No. 2021-08, "'Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2022, and are applied prospectively to business combinations that occur after the effective date. The Company will evaluate these amendments based on the facts and circumstances of any future business combinations.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". Accounting Standards Codification (“ASC”) 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities from March 12, 2020 through to December 31, 2022. The Company has determined that the reference rate reform will impact its floating rate debt facilities and interest rate swaps contracts. In order to preserve the presentation of derivatives consistent with past presentation, the Company expects to take advantage of the expedients and exceptions provided by the ASUs when LIBOR is discontinued and replaced with alternative reference rates.

Recently Adopted Accounting Standards

In August 2020, the FASB issued ASU 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity". ASU 2020-06 eliminates the accounting model that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. Consequently, a convertible debt instrument is now accounted for as a single liability measured at its amortized cost or as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the interest rate of convertible debt instruments typically is now closer to the coupon interest rate. ASU 2020-06 also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 also amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments.

The Company adopted this update on January 1, 2022 using the modified retrospective approach, whereby a cumulative effect adjustment was made to reduce retained earnings on January 1, 2022 without any retroactive application to prior periods. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to the Company's opening retained earnings and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million is solely in respect of its 4.875% senior unsecured convertible notes due 2023 and resulted in a corresponding decrease in the deferred debt issuance costs of the notes (see Note 14: Share Capital, Additional Paid-In Capital and Contributed Surplus).

Also, as the Company already uses the average market price for share price quotations and the if-converted method for its convertible instruments in the computation of the diluted earnings per share, the other amendments in ASU 2020-06 did not have any impact on the Company.

Significant Accounting Policies - Update

Our significant accounting policies are described in "Note 2: Accounting Policies" of our Annual Report on Form 20-F for the year ended December 31, 2021. Our updated significant accounting policies described below reflect the impact of adopting ASU 2020-06.

Convertible notes

Through December 31, 2021, the Company separately accounted for the liability and equity components of the Convertible Notes at issuance. The debt issuance costs related to the issuance of the Convertible Notes were also previously allocated to the liability and equity components based on their relative values. With the adoption of ASU 2020-06, on January 1, 2022, amounts for convertible notes, including debt issuance costs, that were previously classified within equity are now reclassified to the liability component, net of any remaining unamortized amounts. Debt issuance costs are amortized to interest expense, on a straight-line basis, over the term of the relevant convertible notes. (See also "Recently Adopted Accounting Standard" above).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Company believes that the accounting estimates and assumptions that have been made are appropriate given the continuing uncertainties surrounding the severity and duration of the impacts of the COVID-19 pandemic. However actual results could differ materially from those estimates.

2.GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

During the six months ended June 30, 2022, the two very large crude carriers (“VLCC”) Front Energy and Front Force, which were accounted for as direct financing leases, were sold to an unrelated third party. A gain of $1.5 million was recorded on the disposal of the vessels. The Company received net sale proceeds of $65.4 million and $4.5 million in compensation from Frontline Shipping Limited (“Frontline Shipping”), for early termination of the corresponding charters. (See Note 17: Related Party Transactions).

Also, during the six months ended June 30, 2022, the 1,700 twenty-foot equivalent unit (“TEU”) container vessel, MSC Alice, which was accounted for as a sales-type lease, was sold and delivered to Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”) following execution of the applicable purchase obligation in the charter contract. A gain of $11.7 million was recorded on the disposal. The Company received net sale proceeds of $13.5 million, including profit share.

In February 2022, the Company agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus. The rig was delivered to the Company in 2014, and is currently operated by a subsidiary of Seadrill Limited (“Seadrill”) and employed on a long-term drilling contract with ConocoPhillips Skandinavia AS (“ConocoPhillips”) in the North Sea until the fourth quarter of 2028.

The Company, Seadrill and ConocoPhillips reached an agreement in which the drilling contract with ConocoPhillips is expected to be assigned from the current Seadrill operator to one of the subsidiaries of the Company, upon the receipt of the necessary regulatory approvals. Upon effective assignment of the drilling contract, SFL will receive charter hire for the rig directly from ConocoPhillips and pay for operating and management expenses.

SFL has simultaneously entered into an agreement for the operational management of the rig with a subsidiary of Odfjell Drilling Ltd. (“Odfjell”), a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf.

Until the approvals are in place, Seadrill will continue the existing charter arrangements for a period of up to approximately nine months. The bareboat charter rate from Seadrill in this transition period will be approximately $55,000 per day.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to SFL Hercules’s pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

In May 2022, SFL entered into an agreement for the operational management of the West Hercules rig with a subsidiary of Odfjell to perform commercial and operational management of the rig upon redelivery of the rig from Seadrill expected in the second half of 2022. The rig is already being marketed for new charter opportunities in 2023 immediately following completion of its special periodic survey planned for early 2023.

Also in connection with Seadrill’s previously announced Chapter 11 proceedings, the lease relating to West Taurus was rejected by the court in March 2021 and the rig was redelivered by Seadrill to SFL in the second quarter of 2021. In March 2021, the Company signed an agreement for the recycling of the rig at a facility in Turkey and delivered the rig to the recycling facility in September 2021. The asset was derecognized on disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig during the year ended December 31, 2021.

There were no other vessels or rigs sold or charters terminated during the six months ended June 30, 2022 and June 30, 2021.

3.EARNINGS PER SHARE

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period and the consolidated net income of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. In the computation of the diluted EPS, the dilutive impact of the Company’s stock options is calculated using the "treasury stock" guidelines and the "if-converted" method is used for convertible securities.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands of $)	June 30, 2022	June 30, 2021
Basic earnings per share:
Net income available to stockholders	104,429	51,009
Diluted earnings per share:
Net income available to stockholders	104,429	51,009
Interest and other expenses attributable to dilutive convertible notes	3,747	(206)
Net income assuming dilution	108,176	50,803

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands)	June 30, 2022	June 30, 2021
Basic earnings per share:
Weighted average number of common shares outstanding*	126,786	117,421
Diluted earnings per share:
Weighted average number of common shares outstanding*	126,786	117,421
Effect of dilutive share options	38	—
Effect of dilutive convertible notes	10,476	15
Weighted average number of common shares outstanding assuming dilution	137,300	117,436

	Six months ended
	June 30, 2022	June 30, 2021
Basic earnings per share:	$0.82	$0.43
Diluted earnings per share:	$0.79	$0.43

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible notes in October 2016. After the maturity of these bonds, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into its custody. The weighted average number of common shares outstanding also excludes 3,765,842 shares issued as of June 30, 2022 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible notes in April and May 2018. These 3,765,842 shares, which were issued and loaned, are owned by the Company and are to be returned on or before maturity of the bonds in 2023, pursuant to the terms of the applicable share lending arrangement, however the Company may enter into additional lending arrangements in respect of these shares upon the maturity of the existing lending arrangement.

4.OTHER FINANCIAL ITEMS

Other financial items, net comprise of the following items:

	Six months ended
(in thousands of $)	June 30, 2022	June 30, 2021
Net cash movement on non-designated derivatives and swap settlements	(1,692)	(3,558)
Net gain in fair value movements of non-designated derivatives	12,718	6,937
Change in allowance for expected credit losses	582	716
Other items	(1,525)	(338)
Total other financial items, net	10,083	3,757

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income".

The Company recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date, based on historical experience, current conditions and reasonable supportable forecasts. (See also Note 18: Allowance for Expected Credit Losses).

Other items in the six months ended June 30, 2022 include a net loss of $1.3 million arising from foreign currency translations (in the six months ended June 30, 2021: gain of $0.1 million). Other items included in other financial items include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investment securities held by the Company consist of the following investments in corporate bonds and equity securities:

(in thousands of $)	June 30, 2022	December 31, 2021
Corporate Bonds	6,315	9,680
Equity Securities	14,419	11,530
Total Investment in Debt and Equity Securities	20,734	21,210

Corporate Bonds

The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

	Six months ended June 30, 2022			Year ended December 31, 2021
(in thousands of $)	Amortized Cost	Unrealized gains/(losses)	Fair value	Amortized Cost	Unrealized gains/(losses)	Fair value
Corporate bonds:
NorAm Drilling Bond	4,132	487	4,619	4,132	487	4,619
NT Rig Holdco Liquidity 12%	1,222	474	1,696	4,917	144	5,061
NT Rig Holdco 7.5%	—	—	—	—	—	—
Oro Negro 7.5%	—	—	—	—	—	—
Total corporate bonds	5,354	961	6,315	9,049	631	9,680

The existing Oro Negro Drilling Pte. Ltd. (“Oro Negro”) 12% and 7.5% bonds underwent a debt restructuring in 2020 that resulted in the recognition of NT Rig Holdco Pte. Ltd (“NT Rig Holdco”) Liquidity 12% bonds and NT Rig Holdco 7.5% bonds and the redemption of the Oro Negro 12% bonds in full and a substantial proportion of the Oro Negro 7.5% bonds. The Company recorded no gain or loss on the redemption of the bonds.

During the year ended December 31, 2021, the Company acquired additional NT Rig Holdco Liquidity 12% bonds for a total purchase price of $1.4 million.

During the year ended December 31, 2021, an aggregate impairment loss of $0.8 million was recorded against the Oro Negro 7.5% bonds and the NT Rig Holdco 7.5% bonds.

During the six months ended June 30, 2022, the Company received $5.1 million from the partial redemption of NT Rig Holdco Liquidity 12% bonds, following the sale of five jack up rigs by NT Rig Holdco. A gain of $1.4 million was recognized in the Statement of Operations in relation to the redemption of the bonds. The remaining balance of $1.7 million as of June 30, 2022 represents further redemptions expected on the bond.

Equity Securities

Changes in the fair value of equity investments are recognized in net income.

(in thousands of $)	June 30, 2022	December 31, 2021
Frontline	12,830	10,238
NorAm Drilling	1,589	1,292
Total Equity Securities	14,419	11,530

Equity Securities pledged to creditors	12,830	10,238

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding Plc (“ADS Maritime Holding”) following the sale of its remaining two vessels. Also in March 2021, the Company sold all of its remaining shares in ADS Maritime Holding for a consideration of $0.8 million and recognized a gain of $0.7 million in the Statement of Operations in relation to the disposal during the year ended December 31, 2021.

Equity Securities Pledged to Creditors

As of June 30, 2022, the Company held approximately 1.4 million shares of Frontline Ltd. ("Frontline"), a related party (December 31, 2021: 1.4 million shares). (Refer to Note 17: Related Party Transactions).

In December 2019, the Company entered into a forward contract to repurchase 3.4 million shares of Frontline in June 2020 for $36.8 million. During the year ended December 31, 2020, the Company repurchased and simultaneously sold approximately 2.0 million shares in Frontline for total proceeds of $21.1 million and recorded gains of $2.3 million in the Statement of Operations in respect of the sales.

The Company has continuously renewed the forward contract and as of June 30, 2022, the Company had a forward contract, which expired in July 2022, to repurchase 1.4 million shares of Frontline (December 31, 2021: 1.4 million shares) at a repurchase price of $16.6 million (December 31, 2021: $16.4 million), including deemed accrued interest. In July 2022, the forward contract to repurchase 1.4 million shares of Frontline, was rolled over to September 2022, at a repurchase price of $16.7 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at June 30, 2022 (December 31, 2021: $15.6 million). (See also Note 12: Short-Term and Long-Term Debt and Note 19: Commitments and Contingent Liabilities).

6.VESSELS AND EQUIPMENT, NET

Movements in the six months ended June 30, 2022 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels and Equipment, net
Balance as of December 31, 2021	2,782,909	(552,326)	2,230,583
Depreciation	—	(70,828)	(70,828)
Vessel additions	190,000	—	190,000
Capital improvements	492	—	492
Balance as of June 30, 2022	2,973,401	(623,154)	2,350,247

The capital improvements of $0.5 million relate to exhaust gas cleaning systems ("EGCS" or "scrubbers") and ballast water treatment systems (“BWTS”) installed on one vessel during the six months ended June 30, 2022.

During the six months ended June 30, 2022, the Company took delivery of two Suezmax tankers and two LR2 product tankers for a total acquisition price of $190.0 million. Upon delivery, all four vessels immediately commenced their long term charters.

No impairment losses were recorded against the carrying value of Vessels and Equipment, net in the six months ended June 30, 2022 and June 30, 2021.

As of June 30, 2021, the rig West Taurus was presented as an 'Asset held for sale' within Current Assets. Following the reclassification from Vessels and Equipment, net, an impairment loss of $1.9 million was recorded against the rig in the six months ended June 30, 2021.

7.NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

As of June 30, 2022, the Company had paid total installments and related costs of $30.1 million (December 31, 2021: $14.9 million) in relation to two dual-fuel 7,000 car equivalent unit (“CEU”) newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2023 and will immediately commence a 10-year period time charter with Volkswagen Group.

As of June 30, 2022, the Company had paid total installments and related costs of $31.7 million (December 31, 2021: $31.2 million) in relation to another two dual-fuel 7,000 CEU newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2024 and will immediately commence a 10-year period time charter with K Line.

During the year ended December 31, 2021, the Company paid a deposit of $11.0 million in connection with the acquisition of two Suezmax tankers. The deposit was reclassified to "Vessels and Equipment, net" upon delivery of the vessels in January and February 2022. (See Note 6: Vessels and Equipment, net).

8.VESSELS UNDER FINANCE LEASE, NET

Movements in the six months ended June 30, 2022 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance as of December 31, 2021	777,939	(121,867)	656,072
Depreciation	—	(20,485)	(20,485)
Balance as of June 30, 2022	777,939	(142,352)	635,587

As of June 30, 2022, seven vessels were accounted for as vessels under finance lease, which consist of four 14,000 TEU container vessels and three 10,600 TEU container vessels. (See also Note 16: Finance Lease Liability).

9.INVESTMENTS IN SALES-TYPE LEASES, DIRECT FINANCING LEASES AND LEASEBACK ASSETS

The following lists the components of investments in sales-type leases, direct financing leases and leaseback assets as of June 30, 2022 and December 31, 2021:

(in thousands of $)	June 30, 2022
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	38,112	38,668	76,780
Net minimum lease payments receivable	38,112	38,668	76,780
Estimated residual values of leased property (unguaranteed)	43,150	31,500	74,650
Less: unearned income	(9,472)	(14,971)	(24,443)
Total investment in sales-type lease, direct financing lease and leaseback assets	71,790	55,197	126,987
Allowance for expected credit losses*	(110)	(116)	(226)
Total investment in sales-type lease, direct financing lease and leaseback assets	71,680	55,081	126,761
Current portion	10,450	5,094	15,544
Long-term portion	61,230	49,987	111,217

(in thousands of $)	December 31, 2021
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	120,411	43,103	163,514
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(34,128)	—	(34,128)
Net minimum lease payments receivable	86,283	43,103	129,386
Estimated residual values of leased property (unguaranteed)	79,621	31,500	111,121
Less: unearned income	(17,532)	(16,946)	(34,478)
Total investment in sales-type lease, direct financing lease and leaseback assets	148,372	57,657	206,029
Allowance for expected credit losses*	(1,142)	(121)	(1,263)
Total investment in sales-type lease, direct financing lease and leaseback assets	147,230	57,536	204,766
Current portion	18,436	5,048	23,484
Long-term portion	128,794	52,488	181,282

*See Note 18: Allowance for Expected Credit Losses.

As of June 30, 2022, the Company had a total of nine vessel charters accounted for as sales-type and direct financing leases (December 31, 2021: 12 vessels) and one vessel charter classified as a leaseback asset (December 31, 2021: one vessel).

Investments in sales-type and direct financing leases

As of December 31, 2021, the Company had two VLCCs accounted for as direct financing leases, which were on long-term, fixed rate charters to Frontline Shipping. Frontline Shipping is a wholly owned subsidiary of Frontline, a related party. The terms of the charters did not provide Frontline Shipping with an option to terminate the charters before the end of their terms. In April 2022, the Company sold the two VLCCs on charter to Frontline Shipping, to an unrelated third party. (See also Note 2: Gain on Sale of Assets and Termination of Charters).

As of June 30, 2022, the Company had nine (December 31, 2021: 10) container vessels accounted for as sales-type leases, all of which are on long-term bareboat charters to MSC. The terms of the charters for the nine container vessels provide the charterer with a minimum fixed price purchase obligation at the expiry of each of the charters. In April 2022, the Company sold and redelivered one 1,700 TEU container vessel to MSC, following the end of the vessel's bareboat charter. (See also Note 2: Gain on Sale of Assets and Termination of Charters).

Investments in leaseback assets

When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset.

In May 2020, SFL acquired a newbuild VLCC from Landbridge Universal Limited ("Landbridge") where control was not deemed to have passed to the Company due to the existence of repurchase options in the lease on acquisition and therefore was classified as a leaseback asset. Upon delivery, the vessel immediately commenced a seven year bareboat charter back to Landbridge. Landbridge has purchase options throughout the term of the charters and there is a purchase obligation at the end of the seven-year period.

10.INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which SFL is not the primary beneficiary.

As of June 30, 2022, June 30, 2021 and December 31, 2021, the Company had the following participation in investments that were recorded using the equity method:

	June 30, 2022	June 30, 2021	December 31, 2021
River Box Holding Inc. (“River Box”) †	49.90%	49.90%	49.90%
SFL Hercules Ltd. (“SFL Hercules”)	*	100.00%	*

† River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, in relation to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen Holding Limited (“Hemen”), our largest shareholder and a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method.

* SFL Hercules, a wholly-owned subsidiary of the Company, owns the drilling unit West Hercules which is on charter to a subsidiary of Seadrill, previously a related party. SFL determined that Seadrill was no longer a related party following its emergence from bankruptcy in February 2022. (See Note 17: Related Party Transactions). SFL Hercules was previously determined to be a variable interest entity for which the Company was not the primary beneficiary and thus accounted for using the equity method. During the year ended December 31, 2021 and following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court (see below).

In August 2021, the Company entered into the amendment agreement with a subsidiary of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major until the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerged from Chapter 11 on February 22, 2022 ("Emergence Date") and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period.

Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to SFL Hercules’s pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill. Following these amendments and as of June 30, 2022, SFL Hercules was in compliance with its debt covenants.

Summarized balance sheet information of the Company’s equity method investees is as follows:

	As of June 30, 2022
(in thousands of $)	TOTAL	River Box
Share presented		49.90%
Current assets	14,417	14,417
Non-current assets	241,137	241,137
Total assets	255,554	255,554
Current liabilities	13,609	13,609
Non-current liabilities	225,361	225,361
Total liabilities	238,970	238,970
Total stockholders’ equity	16,584	16,584

	As of December 31, 2021
(in thousands of $)	TOTAL	River Box
Share presented		49.90%
Current assets	13,987	13,987
Non-current assets	247,361	247,361
Total assets	261,348	261,348
Current liabilities	13,242	13,242
Non-current liabilities	231,471	231,471
Total liabilities	244,713	244,713
Total stockholders’ equity	16,635	16,635

Summarized statement of operations information of the Company’s equity method investees is as follows:

	Six months ended June 30, 2022
(in thousands of $)	TOTAL	River Box
Share presented		49.90%
Operating revenues	9,665	9,665
Net operating revenues	9,654	9,654
Net income	1,405	1,405

	Six months ended June 30, 2021
(in thousands of $)	TOTAL	River Box	SFL Hercules
Share presented		49.90%	*
Operating revenues	20,141	10,076	10,065
Net operating revenues	15,082	10,065	5,017
Net income	2,564	1,819	745

 * From August 27, 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated by the Company (see further details above).

As required by ASU 2016-13 'Financial Instruments - Credit Losses' from January 2020, the associated companies recognized an allowance for expected credit losses in respect of their principal financial assets: 'Investment in direct financing leases' and 'Related party receivable balances', held at the reporting date, which are within the scope of the ASU.

Movements in the six months ended June 30, 2022 in the allowance for expected credit losses can be summarized as follows:

(in thousands of $)	TOTAL	River Box
Share presented		49.90%
Balance as of December 31, 2021	396	396
Allowance recorded in net income of associated companies	(9)	(9)
Balance as of June 30, 2022	387	387

The Company has estimated the allowance for expected credit losses based on an analysis of factors including the credit rating assigned to the lessee, management's assessment of current and expected conditions in the market and calculated collateral exposure.

In the six months ended June 30, 2022, River Box paid a dividend of $1.5 million to SFL (June 30, 2021: $0.7 million, December 31, 2021: $2.2 million). In the six months ended June 30, 2021 and the year ended December 31, 2021, SFL Hercules did not pay any dividends.

11.OTHER LONG TERM ASSETS

Other long term assets comprise of the following items:

(in thousands of $)	June 30, 2022	December 31, 2021
Capital improvements in progress	284	591
Collateral deposits on swap agreements	12,000	10,368
Value of acquired charter-out contracts, net	6,171	7,607
Other	—	566
Total Other Long Term Assets	18,455	19,132

Capital improvements in progress comprise of advances paid and costs incurred in respect of vessel upgrades in relation to BWTS on two vessels (2021: three vessels). This is recorded in other long term assets until such time as the equipment is installed on the vessel, at which point it is transferred to "Vessels and Equipment, net" or "Investment in Sales-type Leases and Direct Financing Leases". In the six months ended June 30, 2022, the Company transferred costs of $0.5 million in respect of one vessel to "Vessels and Equipment, net". No costs were transferred to "Vessels under Finance Lease, net" in the six months ended June 30, 2022.

Collateral deposits exist on our interest rate, cross currency interest rate and currency swaps. Further amounts may be called upon during the term of the swaps, if interest rates or currency rates move adversely.

The Company purchased four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia, with each vessel subject to pre-existing time charters. A value of $18.0 million was assigned to these charters on acquisition in 2018. During the six months ended June 30, 2022, the amortization charged to time charter revenue was $1.4 million (six months ended June 30, 2021: $1.4 million).

Other long term assets previously included $1.9 million of loan notes receivables due from third parties in relation to the early termination of charters. Following the adoption of ASU 2016-13 from January 1, 2020, the Company recognized a credit loss provision totaling $1.9 million against this long term receivables balance thereby resulting in a net balance of $0.0 million from December 31, 2020. There was no movement to the foregoing during the six months ended June 30, 2022 and June 30, 2021.

12.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2022	December 31, 2021
Long-term debt:
NOK700 million senior unsecured floating rate bonds due 2023	70,930	79,507
NOK700 million senior unsecured floating rate bonds due 2024	70,423	78,939
NOK600 million senior unsecured floating rate bonds due 2025	54,717	61,334
4.875% senior unsecured convertible notes due 2023	137,900	137,900
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
Lease debt financing	167,409	126,955
Borrowings secured on Frontline shares	15,639	15,639
Total Fixed Rate and Foreign Debt	667,018	650,274
U.S. dollar denominated floating rate debt due through 2029	1,308,592	1,253,481
Total debt principal	1,975,610	1,903,755
Less: Unamortized debt issuance costs	(12,069)	(14,541)
Less: Current portion of long-term debt	(760,473)	(302,769)
Total long-term debt	1,203,068	1,586,445

Movements in the period:

(in thousands of $)	Fixed Rate and Foreign Debt	U.S. Dollar Floating Rate Debt	Total debt principal
Balance as of December 31, 2021	650,274	1,253,481	1,903,755
Drawdowns	48,750	206,600	255,350
Repayments and redemptions	(8,297)	(151,489)	(159,786)
Effects of foreign exchange	(23,709)	—	(23,709)
Balance as of June 30, 2022	667,018	1,308,592	1,975,610

Interest rate information:

	June 30, 2022	December 31, 2021
Weighted average interest rate*	3.61%	2.68%
US Dollar London Interbank Offered Rate ("LIBOR"), 3-Month, closing rate	2.29%	0.21%
Secured Overnight Financing Rate ("SOFR"), closing rate	1.50%	0.05%
Norwegian Interbank Offered Rate ("NIBOR"), 3-Month, closing rate	1.68%	0.95%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate swaps.

New Facilities, Renewals and Redemptions

Fixed Rate and Foreign Debt

Redemptions
During the six months ended June 30, 2021, a net loss of $0.7 million was recorded in respect of the repurchase of $2.0 million of its 4.875% senior unsecured convertible notes due 2023 and $65.3 million of its 5.75% senior unsecured convertible notes due 2021. No such gains or losses were recorded during the six months ended June 30, 2022.

New Facilities

Lease debt financing
In April 2022, the wholly owned subsidiaries of the Company owning two 6,500 CEU car carriers entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales prices for the vessels were $23.5 million and $25.3 million. The vessels were leased back for a term of approximately three years, with options to purchase each vessel at the end of the third year. The transactions did not qualify as sales and have been recorded as financing arrangements. The net amounts outstanding as of June 30, 2022 were $22.8 million and $24.5 million respectively.

U.S. Dollar Floating Rate Debt

New facilities drawn down between January 1, 2022 and June 30, 2022:

Name of facility	Draw down date	Number of wholly owned subsidiaries entering into the facility	Term	Balance outstanding at period end ($ millions)
$107.25 million term loan facility*	Dec. 2021 - Feb. 2022	three	5 years	105.2
$35 million term and revolving loan facility	Feb. 2022	two	3 years	—
$100 million term loan facility	Mar. 2022	four	5 years	97.5

*The total balance of this facility drawn down in the six months ended June 30, 2022 was $71.5 million.

The Company has provided limited corporate guarantees for the above facilities, which bear interest at LIBOR plus a margin or the compounded daily SOFR plus a margin.

Facilities redeemed between January 1, 2022 and June 30, 2022:

Name of facility	Original draw down date	Number of wholly owned subsidiaries that had entered into the facility	Original Term	Amount redeemed ($ millions)
$50 million secured term loan facility	Feb. 2019	three	4 years	35.2
$29.5 million term loan facility	Mar. 2019	two	5 years	18.0
$35 million term and revolving loan facility	Feb. 2022	two	3 years	35.1

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2022, the Company was in compliance with all of the covenants under its long-term debt facilities.

Borrowings secured on Frontline shares

As of June 30, 2022, the Company has a forward contract which expired in July of 2022, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.6 million including accrued interest. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt as of June 30, 2022 (December 31, 2021: $15.6 million). In July 2022, the forward contract to repurchase 1.4 million shares of Frontline, was rolled over to September 2022, at a repurchase price of $16.7 million. The Company is required to post collateral of 20% of the total repurchase price plus any negative mark to market movement from the repurchase price for the duration of the agreement. As of June 30, 2022, $5.7 million (December 31, 2021: $8.3 million) was held as collateral and recorded as restricted cash.

13.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2022	December 31, 2021
Non-designated derivative instruments - short-term assets:
Interest rate swaps	792	—
Total derivative instruments - short-term assets	792	—

Designated derivative instruments - long-term assets:
Interest rate swaps	10,711	2,077
Cross currency swaps	—	1,019
Non-designated derivative instruments - long-term assets:
Interest rate swaps	9,261	88
Total derivative instruments - long-term assets	19,972	3,184

(in thousands of $)	June 30, 2022	December 31, 2021
Designated derivative instruments - short-term liabilities:
Interest rate swaps	—	68
Non-designated derivative instruments - short-term liabilities:
Interest rate swaps	13	670
Total derivative instruments - short-term liabilities	13	738

Designated derivative instruments - long-term liabilities:
Interest rate swaps	—	2,316
Cross currency interest rate swaps	7,767	2,685
Cross currency swaps	25,719	10,038
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	—	2,159
Cross currency swaps	73	11
Total derivative instruments - long-term liabilities	33,559	17,209

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

As of June 30, 2022, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed and floating rates in exchange for LIBOR or NIBOR. The total net notional principal amount subject to interest rate swap agreements as of June 30, 2022, was $0.6 billion (December 31, 2021: $0.7 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner and the payment of Norwegian kroner in exchange for U.S. dollars, which are designated as hedges against the NOK700 million, NOK700 million and NOK600 million senior unsecured bonds due 2023, 2024 and 2025 respectively.

Principal Receivable	Principal Payable	Trade date	Maturity date
NOK600 million	US$76.8 million	September 2018	September 2023
NOK100 million	US$11.3 million	August 2019	September 2023
NOK700 million	US$80.5 million	May 2019	June 2024
NOK600 million	US$67.5 million	January 2020	January 2025

Apart from the NOK700 million, NOK700 million and NOK600 million senior unsecured bonds due 2023, 2024 and 2025, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022		December 31, 2021
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	6,315	6,315	9,680	9,680
Equity securities	1,589	1,589	1,292	1,292
Equity securities pledged to creditors	12,830	12,830	10,238	10,238
NOK700 million senior unsecured floating rate bonds due 2023	70,930	71,462	79,507	79,586
NOK700 million senior unsecured floating rate bonds due 2024	70,423	70,923	78,939	79,077
NOK600 million senior unsecured floating rate bonds due 2025	54,717	54,444	61,334	60,133
4.875% senior unsecured convertible notes due 2023	137,900	139,555	137,900	138,727
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	140,625	150,000	153,563
Derivatives:
Interest rate/currency swap contracts - short-term receivables	792	792	—	—
Interest rate/currency swap contracts - long-term receivables	19,972	19,972	3,184	3,184
Interest rate/currency swap contracts - short-term payables	13	13	738	738
Interest rate/currency swap contracts - long-term payables	33,559	33,559	17,209	17,209

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, changes in the fair values of the rate swaps are recognized in other comprehensive income where the Company has designated the swaps as hedges. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The fair values of financial assets and liabilities as of June 30, 2022, were measured as follows:

		Fair value measurements using
(in thousands of $)	June 30, 2022	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale debt securities	6,315	4,619	1,696
Equity securities	1,589	1,589
Equity securities pledged to creditors	12,830	12,830
Interest rate/ currency swap, short-term receivables	792		792
Interest rate/ currency swaps, long-term receivables	19,972		19,972
Total assets	41,498	19,038	22,460	—
Liabilities:
NOK700 million senior unsecured floating rate bonds due 2023	71,462	71,462
NOK700 million senior unsecured floating rate bonds due 2024	70,923	70,923
NOK600 million senior unsecured floating rate bonds due 2025	54,444	54,444
4.875% senior unsecured convertible notes due 2023	139,555	139,555
7.25% senior unsecured sustainability-linked bonds due 2026	140,625	140,625
Interest rate/currency swaps, short-term payables	13		13
Interest rate/currency swaps, long-term payables	33,559		33,559
Total liabilities	510,581	477,009	33,572	—

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and Level 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Investment in equity securities consist of (i) listed Frontline shares and (ii) NorAm Drilling Company AS ("NorAm Drilling") shares traded in the OTC market while the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds.

The Company determined that the available for sale corporate bonds held in NT Rig Holdco should be classified as Level 2 measurements. As of June 30, 2022 these bonds had a value of $1.7 million (December 31, 2021: $5.1 million classified as Level 2). The fair value of these corporate bonds is based on the latest available quoted prices, but due to low levels of trading the Company concluded that Level 1 classification was not appropriate as of June 30, 2022.

The estimated fair values of the floating rate NOK denominated bonds due 2023, 2024 and 2025, the 4.875% unsecured convertible notes due 2023 and the 7.25% unsecured bonds due 2026 are all based on their quoted market prices as of the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR or NIBOR interest rates as of June 30, 2022.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken AB (publ), ABN AMRO Bank N.V., Nordea Bank Finland Plc., Credit Agricole Corporate and Investment Bank S.A., Danske Bank A/S, BNP Paribas, Commonwealth Bank of Australia, Credit Suisse Group AG, Morgan Stanley & Co. LLC and DNB Bank ASA. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

There is also a concentration of revenue risk with the below customers to whom the Company has chartered multiple vessels.

Charterer	Number of Vessels chartered as of June 30, 2022	% of consolidated operating revenues (Six months ended June 30, 2022)	% of consolidated operating revenues (Six months ended June 30, 2021)
Frontline Shipping*	0	1%	2%
Golden Ocean Group Limited (“Golden Ocean”)*	8	9%	12%
MSC	9	1%	3%
Maersk A/S (“Maersk”)	15	31%	33%
Evergreen	6	17%	15%
Trafigura	7	9%	—%
* Additionally see Note 17: Related Party Transactions.

In addition, a portion of our net income is generated from our associated companies. SFL Hercules leases a rig to a subsidiary of Seadrill and River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. Following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules was determined to no longer be a variable interest entity and was consolidated from August 27, 2021. (See Note 10: Investment in Associated Companies). In the six months ended June 30, 2022, revenue from subsidiaries that were consolidated and chartering their rigs to Seadrill, accounted for approximately 10% of our consolidated operating revenues (six months ended June 30, 2021: 5% of our consolidated operating revenues in relation to one drilling rig). Also in the six months ended June 30, 2021, income from the one remaining associated company chartering to Seadrill and consolidated from August 2021, accounted for approximately 1% of our net income.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. In August 2021, the Company entered into the amendment agreement with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

In May 2022, SFL entered into an agreement for the operational management of the West Hercules rig with a subsidiary of Odfjell to perform commercial and operational management of the rig upon redelivery of the rig from Seadrill expected in the second half of 2022. The rig is already being marketed for new charter opportunities in 2023 immediately following completion of its special periodic survey planned for early 2023.

In February 2022, the Company agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus. The rig was delivered in 2014, and is currently operated by a subsidiary of Seadrill and employed on a long-term drilling contract with ConocoPhillips in the North Sea until the fourth quarter of 2028.

The Company, Seadrill and ConocoPhillips reached an agreement in which the drilling contract with ConocoPhillips is to be assigned from the current Seadrill operator to one of the subsidiaries of the Company, upon the receipt of the necessary regulatory approvals. Upon effective assignment of the drilling contract, SFL will receive charter hire for the rig directly from ConocoPhillips and pay for operating and management expenses.

SFL has simultaneously entered into an agreement for the operational management of the rig with a subsidiary of Odfjell, a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf.

Until the approvals are in place, Seadrill will continue the existing charter arrangements for a period of up to approximately nine months. The bareboat charter rate from Seadrill in this transition period will be approximately $55,000 per day.

As discussed further in Note 17: Related Party Transactions, the Company had an outstanding receivable balance on loans granted by the Company to River Box totaling $45.0 million as of June 30, 2022 (December 31, 2021: $45.0 million).

14.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2022	December 31, 2021
300,000,000 common shares of $0.01 par value each (December 31, 2021: 300,000,000 shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2022	December 31, 2021
138,551,387 common shares of $0.01 par value each (December 31, 2021: 138,551,387 shares of $0.01 par value each)	1,386	1,386

The Company’s common shares are listed on the New York Stock Exchange.

On January 1, 2022, the Company implemented the guidance contained in ASU 2020-06 which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06, was adopted using the modified retrospective method (see Note 1: Interim Financial Data). Following the adoption, the 4.875% senior unsecured convertible notes due 2023 are reflected entirely as a liability as the embedded conversion feature is no longer presented within stockholders' equity. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to opening retained earnings, and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million resulted in a corresponding decrease in deferred debt issuance costs.

On May 1, 2020, SFL filed a registration statement to register the sale of up to 10,000,000 common shares pursuant to the dividend reinvestment plan ("DRIP"), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's common shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, SFL may grant additional share sales to investors from time to time up to the amount registered under the plan. On April 15, 2022, SFL filed a new registration statement to register the sale of up to 10,000,000 common shares pursuant to the DRIP. During the six months ended June 30, 2022, the Company declared a dividend of $0.20 per share on February 16, 2022 to shareholders of record as of March 16, 2022, with an ex-dividend date of March 15, 2022. The Company also declared a dividend of $0.22 per share on May 12, 2022 to shareholders of record as of June 15, 2022, with an ex-dividend date of June 14, 2022.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC ("BTIG") under which SFL could, from time to time, offer and sell new common shares having aggregate sales proceeds of up to $100.0 million through an At-the-Market Sales Agreement offering ("ATM"). In April 2022, the Company entered into an Amended and Restated ATM with BTIG. Under this agreement, the prior ATM established in May 2020 was terminated and replaced with a renewed ATM program, under which the Company may continue to offer and sell new common shares having aggregate sales proceeds of up to $100.0 million, from time to time through BTIG.

No new shares were issued and sold under the DRIP and ATM arrangements during the six months ended June 30, 2022. During the year ended December 31, 2021, the Company issued and sold a total of 10.7 million shares under these DRIP and ATM arrangements. Total proceeds, net of costs, of $89.4 million were received, resulting in a premium on issue of $89.3 million.

During the year ended December 31, 2021, the Company repurchased bonds with principal amounts totaling $69.6 million. The equity component of these extinguished bonds was valued at $0.5 million and was deducted from "Additional paid-in capital".

During the six months ended June 30, 2022, $37.3 million of the dividend declared was paid from contributed surplus (year ended December 31, 2021: $77.6 million).

15.SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Option Scheme. The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permit the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. In the six months ended June 30, 2022, additional paid-in capital was credited with $0.7 million relating to the fair value of options granted in January 2019, March 2019, February 2020, May 2021 and February 2022.

In February 2022, the Company awarded a total of 435,000 options to officers, employees and directors, pursuant to the Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

Total unrecognized compensation cost relating to the outstanding options under the Option Scheme was $1.6 million as of June 30, 2022 (December 31, 2021: $1.0 million).

16.FINANCE LEASE LIABILITY

As of June 30, 2022, the Company chartered-in seven container vessels under sale and leaseback transactions with an Asia based financial institution (December 31, 2021: seven). The seven vessels are accounted for as vessels under finance lease (refer to Note 8: Vessels under Finance Lease, net).

(in thousands of $)	June 30, 2022	December 31, 2021
Finance lease liability, current portion	52,397	51,204
Finance lease liability, long-term portion	446,426	472,996
	498,823	524,200

Interest incurred on the finance lease liability in the six months ended June 30, 2022 was $12.0 million (six months ended June 30, 2021: $13.1 million).

17.RELATED PARTY TRANSACTIONS

The Company has transactions with the following related parties, being companies in which our principal shareholder, Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill (1)
–    Golden Ocean
–    Seatankers Management Co. Ltd. ("Seatankers")
–    Front Ocean
–    NorAm Drilling
–    ADS Maritime Holding
–    River Box

(1) From February 2022, Seadrill was determined to no longer be a related party following its emergence from bankruptcy (see below).

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease receivables (refer to Note 9: Investments in Sales-Type Leases, Direct Financing Leases and Leaseback Assets).

(in thousands of $)	June 30, 2022	December 31, 2021
Amounts due from:
Frontline	5,110	3,633
Seadrill***	—	3,643
Seatankers	—	77
Golden Ocean	1,510	4,453
River Box**	8	5
Other related parties	1	1
Allowance for expected credit losses*	(45)	(3,255)
Total amount due from related parties	6,584	8,557

Loans to related parties - associated companies, long-term
River Box**	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000

Amounts due to:
Frontline Shipping	1,073	1,252
Frontline	—	2
Golden Ocean	85	36
Seatankers	51	—
Other related parties	37	5
Total amount due to related parties	1,246	1,295

* See Note 18: Allowance for Expected Credit Losses.

** River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 10: Investment in Associated Companies).

*** SFL Hercules and SFL Linus own the drilling units West Hercules and West Linus, respectively, which are on charter to subsidiaries of Seadrill, previously a related party. On February 22, 2022, Seadrill announced that it has emerged from Chapter 11 after successfully completing its reorganization. Upon emergence a new independent board of directors assumed leadership of the new parent company of the Seadrill group, which is referred to as Seadrill 2021 Limited. Hemen’s shareholding in Seadrill 2021 Limited post-emergence from bankruptcy is also below 1%. Consequently, SFL determined that Seadrill is no longer a related party following the emergence from bankruptcy.

Related party leasing and service contracts

A summary of leasing revenues and repayments from Frontline Shipping, Golden Ocean and Seadrill is as follows:

	Six months ended
(in thousands of $)	June 30, 2022	June 30, 2021
Golden Ocean:
Operating lease income	25,689	25,261
Profit share	1,510	1,244
Frontline Shipping:
Direct financing lease interest income	382	766
Direct financing lease service revenue	1,746	3,258
Direct financing lease repayments	1,752	3,176
Profit share	—	268
Seadrill*†
Direct financing lease interest income *	—	3,686
Direct financing lease repayments *	—	2,703
Operating lease income †	17,770	7,912

* On March 9, 2021, modifications to the charter contract in respect of the drilling unit West Linus, resulted in the lease being reclassified from a direct financing lease to an operating lease.

† Reflecting revenue through February 21, 2022. Seadrill was determined to no longer be a related party following its emergence from bankruptcy on February 22, 2022.

In addition to leasing revenues and repayments, the Company incurred the following fees with related parties:

	Six months ended
(in thousands of $)	June 30, 2022	June 30, 2021
Frontline:
Vessel Management Fees	2,669	4,249
Newbuilding Supervision Fees	466	16
Commissions and Brokerage	152	96
Administration Services Fees	2	59
Golden Ocean:
Vessel Management Fees	10,135	10,136
Operating Management Fees	22	355
Administration Services Fees	—	33
Seatankers:
Administration Services Fees*	251	113
Front Ocean:
Administration Services Fees	210	—
Office Facilities:
Seatankers Management Norway AS	62	54
Frontline Management AS	128	118
Frontline Corporate Services Ltd.	60	71
Flex LNG Management Ltd	3	—
Golden Ocean Shipping Co Pte. Ltd.	41	—
* In addition a credit note of $0.3 million was received during the six months ended June 30, 2021 in relation to 2020 fees paid.

Related party loans – associated companies

A summary of loans entered into with the associated companies are as follows:

(in millions of $)	River Box
Loans granted	45
Loans outstanding as of June 30, 2022	45

The loan to River Box is a fixed interest rate loan and is repayable in full on November 16, 2033 or earlier if River Box sells its assets.

Interest income received on the loans to associated companies is as follows:

	Six months ended
(in millions of $)	June 30, 2022	June 30, 2021
River Box	2.3	2.3
SFL Hercules*	—	1.8

* Following approval of the amendments to the charter and debt agreements, SFL Hercules was no longer deemed to be a variable interest entity and became consolidated by the Company in August 2021. The "Interest income received on the loans to associated companies" recognized was in respect of the period preceding consolidation.

Related party purchases and sales of vessels

During the year ended December 31, 2021, the Company entered into agreements to acquire four LR2 product tankers from entities related to Frontline Ltd., for an aggregate amount of $160.0 million. Two of the vessels were delivered to the Company in December 2021 and the remaining two vessels were delivered in January 2022. Upon delivery, the vessels commenced their long term charters to a third party.

Other related party transactions

During the six months ended June 30, 2022, the Company delivered the VLCCs Front Energy and Front Force to an unrelated third party for sale proceeds of $65.4 million. Furthermore, the Company agreed with Frontline Shipping to terminate the long-term charters for the vessels upon the sale and delivery, and received $4.5 million compensation for early termination of the charters. A gain of $1.5 million was recognized on the sale of the two vessels. (See also Note 2: Gain on Sale of Assets and Termination of Charters).

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million recognizing a gain of $0.7 million on disposal. For additional information on the shares and corporate bonds held, refer to Note 5: Investments in Debt and Equity Securities.

18.ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company records an allowance for expected credit losses based on an assessment of the impact of current and expected future conditions, inclusive of the Company's estimate of the potential effect of the COVID-19 pandemic on credit losses. The duration and severity of COVID-19 and continued market volatility is highly uncertain and, as such, the impact on expected credit losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods. Movements in the allowance for expected credit losses may result in gains as well as losses recorded in income as changes occur in the balances of our financial assets and the risk profiles of our counterparties.

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the six months ended June 30, 2022.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type, direct financing leases and leaseback assets	Other long-term assets	Total
Balance as of December 31, 2021	96	486	3,255	1,263	1,888	6,988
Derecognition of Seadrill credit loss balances	—	—	(3,200)	—	—	(3,200)
Change in allowance recorded in 'other financial items'	(4)	477	(10)	(1,037)	(8)	(582)
Balance as of June 30, 2022	92	963	45	226	1,880	3,206

During the six months ended June 30, 2022, credit loss balances of $3.2 million were derecognized as Seadrill emerged from Chapter 11 in February 2022. Also, during the six months ended June 30, 2022, SFL determined that Seadrill is no longer a related party following the emergence from bankruptcy. (See also Note 17: Related Party Transactions).

The impact of the allowance for expected credit losses on the associates is disclosed in Note 10: Investment in Associated Companies.

19. COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	June 30, 2022	December 31, 2021
Vessels and equipment, net	2,308	2,107
Investments in sales-type, direct financing leases and leaseback assets	127	203
Book value of consolidated assets pledged under ship mortgages	2,435	2,310

Assets with finance lease liabilities

(in millions of $)	June 30, 2022	December 31, 2021
Vessels under finance lease, net	636	656
Total book value	636	656

The Company has funded its acquisition of vessels, jack-up rig and ultra-deepwater drilling unit through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

As of June 30, 2022, the Company had $2.0 billion of outstanding principal indebtedness under various credit facilities (December 31, 2021: $1.9 billion) and finance lease liabilities totaling $0.5 billion (December 31, 2021: $0.5 billion).

As of June 30, 2022, the Company had a forward contract which expired in July 2022, and has subsequently been rolled over to September 2022, to repurchase 1.4 million shares of Frontline (December 31, 2021: 1.4 million shares) with a carrying value of $12.8 million (December 31, 2021: $10.2 million). The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt as of June 30, 2022 (December 31, 2021: $15.6 million). As of June 30, 2022 these shares together with a restricted cash balance of $5.7 million (December 31, 2021: $8.3 million) have been pledged as part of the forward agreement.

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd., Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, North of England P&I Association Limited, The Standard Club Europe Ltd, The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and The Britannia Steam Ship Insurance Association Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

Capital commitments

As of June 30, 2022 and December 31, 2021, the Company has no capital commitments towards the procurement of scrubbers on vessels owned by the Company.

As of June 30, 2022, the Company had commitments to pay approximately $2.5 million towards the installation of BWTS on four vessels from its fleet (December 31, 2021: $2.7 million on five vessels), with installations expected to take place up to the end of 2023.

As of June 30, 2022, the Company had commitments under shipbuilding contracts to construct four newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas (“LNG”), totaling to $239.7 million (December 31, 2021: $254.2 million). Delivery of the vessels is expected to take place in 2023 and 2024. (Refer to Note 7: Newbuildings and Vessel Purchase Deposits).

There were no other material contractual commitments as of June 30, 2022.

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

20.SUBSEQUENT EVENTS

On August 17, 2022, the Board of Directors of the Company declared a dividend of $0.23 per share which is payable in cash on or around September 29, 2022 to shareholders of record on September 15, 2022.

In August 2022, the Company agreed to acquire four 2015 and 2020 built modern eco-design vessels, in combination with six year charters to a subsidiary of Koch Industries. The aggregate purchase price of the vessels is $222.5 million and the Company expects to take delivery during the third or fourth quarter of 2022.

SFL CORPORATION LTD
As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2022

General

We are SFL Corporation Ltd., a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As of August 31, 2022, our assets consist of 15 dry bulk carriers, 30 container vessels (including nine leased-in vessels), one jack-up drilling rig, one semi-submersible ultra-deepwater drilling unit, two chemical tankers, six oil product tankers, six crude oil tankers, two leased-in car carriers and four car carriers under construction in our wholly owned subsidiaries. We also partly own four leased-in container vessels in our associated companies.

Since our formation, we have increased our customer base significantly and as of August 31, 2022, some of our long term customers included Golden Ocean Group Limited (“Golden Ocean”), Seadrill Limited (“Seadrill” or “Seadrill 2021” post-emergence from bankruptcy), Sinotrans Shipping Limited (“Sinotrans”), Maersk A/S (“Maersk”), Maersk Sealand Pte Ltd (“Maersk Sealand”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), ConocoPhillips Skandinavia AS (“ConocoPhillips”), Phillips 66 Company (“Phillips 66”), Landbridge Group Co. Ltd and its subsidiaries (“Landbridge”), Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd (“Evergreen”), Volkswagen Konzernlogistik Gmbh Co. OHG Wolfsburg (“Volkswagen”), Kawasaki Kisen Kaisha Ltd. (“K Line”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Hapag-Lloyd AG (“Hapag-Lloyd”) and Koch Shipping Pte Ltd (“Koch”).

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

Risk Factors

You should carefully consider the risks and the discussion of risks in this report and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, as well as those described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”).

Our arrangements with the charterers of our drilling rigs are in transition and the failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

The failure of the charterers of our drilling rigs to meet their respective obligations to us under our existing lease agreements, or any material changes to the commercial terms of such agreements, including reductions in the charter rates payable to us, or any material payments that we are required to make under our guarantees or any acceleration of our debt as a result of an event of default thereunder would likely have material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

A significant portion of our net income and operating cash flows are generated from our leases with subsidiaries of Seadrill, which disclosed on February 10, 2021 that it and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas, USA (the "Chapter 11 Proceedings").

In August 2021, the Company entered the amendment agreement with a subsidiary of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major until the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerged from Chapter 11 on February 22, 2022 and successfully completed its reorganization ("Emergence Date") and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill. Following these amendments and as of June 30, 2022, SFL Hercules was in compliance with its debt covenants.

In February 2022, the Company agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus. The rig was delivered to the Company in 2014, and is currently operated by a subsidiary of Seadrill and employed on a long-term drilling contract with ConocoPhillips in the North Sea until the fourth quarter of 2028.

The Company, Seadrill and ConocoPhillips reached an agreement in which the drilling contract with ConocoPhillips is to be assigned from the current Seadrill operator to one of the subsidiaries of the Company, upon the receipt of the necessary regulatory approvals. Upon effective assignment of the drilling contract, SFL will receive charter hire for the rig directly from ConocoPhillips and pay for operating and management expenses.

SFL has simultaneously entered into an agreement for the operational management of the rig with a subsidiary of Odfjell Drilling Ltd. (“Odfjell”), a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf.

Until the approvals are in place, Seadrill will continue the existing charter arrangements for a period of up to approximately nine months. The bareboat charter rate from Seadrill in this transition period will be approximately $55,000 per day.

For a discussion of certain operating, environmental and other risks relating to the rigs, please refer to the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Recent and Other Developments

Acquisitions and Disposals

Acquisitions

In January 2022, we acquired and took delivery of two LR2 product tankers SFL Lion and SFL Panther, built in 2014 and 2015 respectively. Upon delivery, the vessels commenced a five year charter to Trafigura.

In January 2022 and February 2022, we acquired and took delivery of two 2019-built Suezmax tankers, Marlin Sicily and Marlin Shikoku, respectively. Upon delivery, the vessels commenced a five year charter to Trafigura.

In August 2022, we agreed to acquire four 2015 and 2020 built modern eco-design Suezmax tankers, in combination with six year charters to a subsidiary of Koch Industries. The aggregate purchase price of the vessels is $222.5 million and the Company expects to take delivery during the third and fourth quarter of 2022.

Disposals

In April 2022, we delivered the 2004-built VLCCs Front Energy and Front Force to an unrelated third party for total sale proceeds of $65.4 million. Furthermore, the Company agreed with Frontline Shipping, to terminate the long-term charters for the vessels upon their sale and delivery and received $4.5 million in compensation from Frontline Shipping, for early termination of the charters.

In April 2022, we sold the 1,700 TEU container vessel, MSC Alice, which was accounted for as a 'sales type lease' to MSC following execution of the applicable purchase obligation in the charter contract. Sales proceeds totaling $13.5 million, including profit share, were received from MSC in connection with the transaction.

Charter Extensions and Changes

In March 2022, we agreed to charter six 14,000 TEU container vessels to Hapag-Lloyd AG for a fixed period of approximately five years. The new charter is expected to commence between 2023 and 2024 when the vessels are redelivered following completion of their existing charter party to Evergreen.

Corporate Debt and Lease Debt Financing

In January and February 2022, we drew down the remaining $71.5 million on the previously secured $107.3 million financing facility in conjunction with the delivery of the two Suezmax tankers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years.

In March 2022, we drew down $100 million for the financing of the four newly acquired LR2 product tankers. The facility bears interest at the compounded daily SOFR plus a margin and has a term of approximately five years.

In April 2022, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $48.8 million for the financing of the two car carriers SFL Composer and SFL Conductor. The vessels were sold and leased back for a term of nearly three years, with options to purchase each vessel at the end of the period. The transaction did not qualify as a sale and has been recorded as a financing arrangement.

Share Options

In February 2022, 435,000 options were awarded to officers, employees and board members pursuant to the Company's Share Option Scheme. The options vest over a three-year period and have a five-year term. The initial strike price was $8.73 per share and the first options will be exercisable beginning in February of 2023.

Dividend

On May 12, 2022, the Board of Directors of the Company declared a dividend of $0.22 per share which was paid in cash on or around June 29, 2022 to shareholders of record on June 15, 2022.

On August 17, 2022, the Board of Directors of the Company declared a dividend of $0.23 per share which is payable in cash on or around September 29, 2022 to shareholders of record on September 15, 2022.

Seadrill Charters and Associate Debt

SFL Hercules Ltd (“SFL Hercules”) and SFL Linus Ltd (“SFL Linus”) each own the drilling units West Hercules and West Linus respectively. These units are leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party. SFL Deepwater Ltd (“SFL Deepwater”) owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus were the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which the Company was not the primary beneficiary and therefore accounted for as investments in associated companies. During 2021 and following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court (see below). With regards to SFL Linus and SFL Deepwater, the Company was determined to be the primary beneficiary of the two subsidiaries in October 2020, following changes to their financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these two subsidiaries were consolidated by the Company.

Pursuant to the August 2021 amendment agreement with subsidiaries of Seadrill for the West Hercules, the rig is contracted to be employed with an oil major into the second half of 2022, prior to being redelivered to us in Norway. Following the expiration or early termination of this contract, West Hercules may be offhire for an indeterminate period of time and we may be required to arrange significant levels of investments to reactivate this drilling rig. Additionally, in February 2022, we agreed to make changes to the chartering and management structure of the West Linus, pursuant to which the drilling contract with ConocoPhillips is expected to be assigned from the current operator to one of our subsidiaries upon the new operator receiving necessary regulatory approvals.

In May 2022, SFL entered into an agreement for the operational management of the West Hercules rig with a subsidiary of Odfjell to perform commercial and operational management of the rig upon redelivery of the rig from Seadrill expected in the second half of 2022. The rig is already being marketed for new charter opportunities in 2023 immediately following completion of its special periodic survey planned for early 2023.

For additional information please see “Item 5.B.—Liquidity and Capital Resources—Debt in Associated Companies” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

COVID-19 Pandemic

Since the beginning of the calendar year 2020, efforts to stop the spread of the novel coronavirus (“COVID-19”) have caused restrictions on the movement of people and affected business operations worldwide including, but not limited to, supply chains, trade, employees (including the risk of sickness and crew change restrictions), travel including port restrictions and border closures, financial markets and commodity prices. The Company’s business has been and may continue to be materially and adversely affected by this pandemic and the Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.

In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, implemented measures to combat the pandemic, such as quarantines and travel restrictions. Though these measures have in large part been relaxed, to the extent governments determine to reinstate similar measures in the future as a result of any resurgence or worsening of the pandemic in the wake of the spread of variants and subvariants of COVID-19, this could cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible vessel impairments, will depend on future developments including, among others, new information which may emerge concerning the severity of the virus and any variants and subvariants thereof, any resurgence of the virus, the actions to contain or treat its impact, others and the length of time that the pandemic continues and whether subsequent waves of the infection happen, including as a result of vaccination rates among the population, the effectiveness of COVID-19 vaccines and the response by governmental bodies and regulators.

As of August 31, 2022, the Company is still experiencing a high degree of crew change logistical challenges in connection with the COVID-19 outbreak. There are still several jurisdictions that limit and/or prohibit the change of crew resulting in continuing higher operating costs and time delays.

Russian-Ukrainian Conflict

The recent outbreak of conflict between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States and the European Union, among other countries, announced sanctions against the Russian government and its supporters. The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. As of August 31, 2022, the Company’s charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties, with whom the Company has or will have charter contracts, may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Inflation

In light of the current and foreseeable economic environment, significant global inflationary pressures could increase the Company's operating, voyage, general and administrative and financing costs. We therefore assume inflation in all of our investment decisions and attempt to mitigate cost inflation. We constantly monitor our fleet’s cost levels and employ a pool of different suppliers for the same services to get competitive pricing on services. However there are no assurances that the effects of inflation would not have a material adverse impact on our business, financial condition, results of operation and cash flows.

Operating Results

	Six months ended	Six months ended
(in thousands of $)	June 30, 2022	June 30, 2021
Total operating revenues	305,686	225,890
Gain on sale of assets and termination of charters, net	13,228	—
Total operating expenses	(183,280)	(140,644)
Net operating income	135,634	85,246
Interest income	2,945	4,334
Interest expense	(50,104)	(48,128)
Other non-operating items, net	14,549	6,993
Equity in earnings of associated companies	1,405	2,564
Net income	104,429	51,009

Net operating income for the six months ended June 30, 2022, was $135.6 million, compared with a net operating income of $85.2 million for the six months ended June 30, 2021. The increase is principally due to higher operating revenues in the six months ended June 30, 2022 resulting from vessel acquisitions in 2022 and 2021 and a gain of $13.2 million arising on from the disposal of two crude oil tankers and one container vessel. The overall net income for the period increased by $53.4 million compared with the same period in 2021. This was mainly due to the increase in net operating income described above. Other non-operating items, net for the six months ended June 30, 2022 mainly relate to a net gain on marketable securities totaling $4.5 million, a net gain of $12.7 million from mark to market movements on derivatives and a net interest expense on non-designated derivatives of $1.7 million.

River Box Holding Inc. (“River Box”) was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 10: Investment in Associated Companies). The net income of the River Box group is included under “equity in earnings of associated companies” during the six months ended June 30, 2022.

In August 2021, the wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules ceased to be accounted for as an associate and became consolidated. The net income of the wholly-owned subsidiary is included under “equity in earnings of associated companies”, during the six months ended June 30, 2021.

Total operating revenues

Total operating revenues increased by 35.3% in the six months ended June 30, 2022, compared with the same period in the previous year.

	Six months ended	Six months ended
(in thousands of $)	June 30, 2022	June 30, 2021
Sales-type, direct financing lease and leaseback asset interest income	4,776	12,906
Finance lease service revenues	1,746	3,258
Profit sharing revenue and income	9,635	6,229
Time charter revenues	231,464	168,000
Bareboat charter revenues	30,965	9,202
Voyage charter revenues	24,371	24,437
Other operating income	2,729	1,858
Total operating revenues	305,686	225,890

Sales-type, direct financing leases and leaseback asset interest income
Sales-type, direct financing lease interest income arose on our two crude oil tankers on charter to Frontline Shipping until their disposal in April 2022 and 10 container vessels on long term charters to MSC, one of which was delivered back to MSC in April 2022, following execution of the purchase obligation by MSC. In addition, the Company has leaseback interest income from one VLCC which is reported as a leaseback asset.

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases. A greater proportion of rental payment is treated as repayment of investment in the lease or loan and progressively, as the capital is repaid, interest payments by the applicable lessee decreases. The 63% decrease in sales-type, direct financing lease and leaseback asset interest income in the six months ended June 30, 2022 compared with the same period in 2021 was mainly a result of the sale of two crude oil tankers and one container vessel in April 2022, and the sale and delivery of 18 feeder container vessels to MSC in August 2021 and September 2021, following the exercise of the applicable purchase options in their lease contracts. The 2021 income also includes interest income from one drilling rig on charter to Seadrill, which was consolidated from the fourth quarter of 2020. In March 2021, the drilling rig was further reclassified from a direct financing lease to an operating lease asset.

Service revenues from direct financing leases
The vessels chartered on direct financing leases to Frontline Shipping were leased on time charter terms, whereby we were responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we paid them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day was allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "direct financing lease service revenue". In April 2022, the two crude oil tankers on charter to Frontline Shipping were sold.

Profit share revenues
We recorded no profit share revenue in the six months ended June 30, 2022, from the profit sharing arrangement related to the two crude oil tankers on charter to Frontline Shipping (six months ended June 30, 2021: $0.3 million). The Company was entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis. The decrease is attributable to reduced earnings from the tankers in 2022. In April 2022, we sold the two crude oil tankers on charter to Frontline Shipping.

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above certain threshold levels, calculated and paid on a quarterly basis. We recorded $1.5 million of profit share revenue under this arrangement in the six months ended June 30, 2022 (six months ended June 30, 2021: $1.2 million).

We recorded $8.1 million from a fuel saving arrangement relating to seven container vessels on charter to Maersk, following the installation of scrubbers (six months ended June 30, 2021: $4.7 million). The Company is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Time charter revenues
During the six months ended June 30, 2022, time charter revenues were earned by 21 container vessels, two car carriers, 15 dry bulk carriers, three Suezmax tankers and six product tankers. The 38% increase in time charter revenues for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, was mainly the result of the acquisition of three Suezmax tankers, four product tankers and five container vessels in 2022 and 2021.

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the six month periods ended June 30, 2022, these consisted of two drilling rigs on charter to Seadrill, compared to two chemical tankers and one drilling rig in the six months ended June 30, 2021. The $21.8 million increase in bareboat charter revenues compared to the six months ended June 30, 2021 was a result of the reclassification of the West Linus lease from a direct financing lease to an operating lease in March 2021. In addition, in August 2021, the wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules ceased to be accounted for as an associate and became consolidated. In June 2021 and November 2021, our chemical tankers completed their respective bareboat charters and were subsequently chartered in the spot market.

Voyage charter revenues
During the six months ended June 30, 2022, voyage charter revenues were earned by two Suezmax tankers, Everbright and Glorycrown, trading in a pool together with two similar tankers owned by Frontline, two chemical tankers and one Supramax dry bulk carrier. Seven Handysize dry bulk carriers were sold in the fourth quarter of 2021, which were sometimes chartered on a voyage-by-voyage basis. The impact of this on voyage charter revenues during the six months ended June 30, 2022 has been offset by the addition of our chemical tankers that completed their bareboat charters in June and November 2021 respectively and were subsequently chartered in the spot market. In addition, our five Supramax dry bulk carriers were redelivered from their long term charters and are now sometimes chartered on a voyage-by-voyage basis. One of these vessels had voyage revenue in the six months ended June 30, 2022.

Cash flows arising from sales-type leases, direct financing leases and leaseback assets

The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, Seadrill, MSC and Landbridge and shows how they are accounted for:

	Six months ended	Six months ended
(in thousands of $)	June 30, 2022	June 30, 2021
Charter hire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	4,776	12,906
Service revenue from direct financing leases	1,746	3,258
Repayments from sales-type leases, direct financing leases and leaseback assets	9,253	22,395
Total payments received from sales-type, direct financing leases and leaseback assets	15,775	38,559

Gain on sale of assets and termination of charters

In the six months ended June 30, 2022, a net gain of $13.2 million was recorded, arising from the disposal of two crude oil tankers, Front Energy and Front Force, previously on charter to Frontline and one container vessel MSC Alice, previously on charter to MSC. This gain includes $4.5 million compensation from Frontline due to early termination of the charters of the two crude oil tankers. (See Note 2: Gain on Sale of Assets and Termination of Charters).

No vessels were sold during the six months ended June 30, 2021.

Operating expenses

	Six months ended	Six months ended
(in thousands of $)	June 30, 2022	June 30, 2021
Vessel operating expenses	83,351	71,878
Depreciation	91,313	60,392
Administrative expenses	8,616	6,447
Vessel impairment charge	—	1,927
Total operating expenses	183,280	140,644

Vessel operating expenses include the day to day running costs and occasional voyage expenses for the container vessels, dry bulk carriers, crude oil tankers, product tankers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with the two similar tankers owned by Frontline, two chemical tankers and one Supramax dry bulk carrier operating in the spot market during the six months ended June 30, 2022. In addition, vessel operating expenses include predelivery and drydocking costs and payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and Golden Ocean Management of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with their respective vessel management agreements.

Vessel operating expenses increased by $11.5 million for the six months ended June 30, 2022, compared with the same period in 2021. The increase is mainly due to the acquisition of three Suezmax tankers, four product tankers and five container vessels in 2022 and 2021 and higher drydocking costs as eight vessels had dry dock costs in the six months ended June 30, 2022 compared to three vessels in the same period in 2021. The above is slightly offset by the sale of seven Handysize vessels in the fourth quarter of 2021.

Depreciation expenses relate to vessels owned by the Company or vessels leased-in under finance leases, that are not accounted for as investments in sales-type direct financing and leaseback assets. The increase in depreciation of $30.9 million for the six months ended June 30, 2022, compared to the same period in 2021, was mainly due to the consolidation of the wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules which was accounted for as an associate until August 2021 and the purchase of three Suezmax tankers, four product tankers and five container vessels in 2022 and 2021, which started to be depreciated. The above is slightly offset by the sale of seven Handysize vessels in the fourth quarter of 2021.

The increase in administrative expenses for the six months ended June 30, 2022, compared with the same period in 2021, is mainly due to timing of certain salary payments and higher general office costs.

In the six months ended June 30, 2022, no impairment charge was recorded. In the six months ended June 30, 2021, an impairment charge of $1.9 million was recorded on one of our rigs, which was sold in September 2021.

Interest income

Total interest income decreased by $1.4 million for the six months ended June 30, 2022, compared to the same period in 2021, mainly due to reduced interest income on the loans to associates. Interest income from associates in the six months ended June 30, 2022 represents interest receivable on the outstanding balance of the loan granted to the 49.9% owned associate River Box. In August 2021, the wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules ceased to be accounted for as an associate and became consolidated and as a result interest income for this rig is only recognized up to the consolidation date.

Interest expense

	Interest expense (in thousands of $)		Total borrowings and lease liabilities (in millions $)
	Six months ended		As of
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Interest on US$ floating rate loans	16,706	12,025	1,308.6	1,020.5
Interest on NOK700 million senior unsecured floating rate bonds due 2023	2,312	2,145	70.9	81.2
Interest on NOK700 million senior unsecured floating rate bonds due 2024	2,201	2,083	70.4	80.7
Interest on NOK600 million senior unsecured floating rate bonds due 2025	1,584	1,551	54.7	62.7
Interest on 5.75% senior unsecured convertible notes due 2021	—	5,573	—	146.9
Interest on 4.875% senior unsecured convertible notes due 2023	3,361	3,366	137.9	137.9
Interest on 7.25% senior unsecured sustainability-linked bonds due 2026	5,438	1,480	150.0	150.0
Interest on lease debt financing	2,321	—	167.4	—
Interest on finance lease obligations	11,991	13,129	498.8	548.8
Swap interest	1,402	2,893	—	—
Other interest and debt	144	109	15.6	15.6
Amortization of deferred charges	2,644	3,774	—	—
Total	50,104	48,128	2,474.3	2,244.3

Interest expense for the six months ended June 30, 2022, was $50.1 million compared with $48.1 million for the six months ended June 30, 2021. The increase in interest expense associated with our floating rate debt for the six months ended June 30, 2022, compared to the same period in 2021, is due to new loans obtained by the Company to fund the recent acquisitions of three Suezmax tankers, four product tankers and one container vessel, and the increased LIBOR rates in the period. The average three-month LIBOR was 1.02% in the six months ended June 30, 2022 compared to an average of 0.17% in the six months ended June 30, 2021. Changes in interest related to the bonds are due to changes in exchange rate, new bond issuances and repayments and redemptions. These include the 5.75% convertible notes due 2021, which was fully repaid during the year ended December 31, 2021, and repurchases of the 4.875% convertible notes due 2023. The reduction in the interest expenses from bonds was partially offset by interest expenses from the 7.25% senior unsecured sustainability-linked bonds due 2026 which the Company successfully placed in 2021. The interest expense on lease debt financing in the six months ended June 30, 2022 is in relation to the lease debt financing obtained by the Company for the refinancing of two car carriers in April 2022 and the purchase of two container vessels in September 2021.

As of June 30, 2022, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $0.6 billion of floating rate debt at a weighted average rate excluding margin of 2.05% per annum (June 30, 2021: $0.9 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.00% per annum). The decrease in swap interest expense is due to swap contracts reaching maturity and also due to fluctuations in average LIBOR and NIBOR rates.

Other interest expense for the six months ended June 30, 2022, of $0.1 million (six months ended June 30, 2021: $0.1 million) arose from the sale and subsequent forward contract to repurchase shares which is accounted for as a secured borrowing. (See Note 12: Short-Term and Long-Term Debt).

The above finance lease interest expense represents the interest portion of our finance lease obligations on seven (June 30, 2021: seven) vessels under a sale and leaseback transaction with an Asia based financial institution. The reduction in finance lease interest expense in the six months ended June 30, 2022 compared to the same period in 2021, is due to repayments in finance lease obligations.

Other non-operating items

	Six months ended	Six months ended
(in thousands of $)	June 30, 2022	June 30, 2021
Loss on repurchase of bonds and extinguishment of debt	—	(697)
Gain on investments in debt and equity securities	4,466	3,933
Other financial items, net	10,083	3,757
Total other non-operating items	14,549	6,993

The gain on investments in debt and equity securities in the six months ended June 30, 2022, principally relates to a mark to market gain of $2.6 million on the Frontline shares, a further mark to market gain of $0.4 million in the value of NorAm Drilling shares, and a gain of $1.4 million recognized on the partial redemption of NT Rig Holdco 12% bonds. The gain on investments in debt and equity securities in the six months ended June 30, 2021, principally relates to a mark to market gain of $4.0 million on Frontline shares and a net gain of $0.7 million recognized on the sale of approximately 4.0 million shares in ADS Maritime Holding.

In the six months ended June 30, 2022, other financial items, net principally related to a gain of $12.7 million from positive mark-to-market adjustments on non-designated derivatives (six months ended June 30, 2021: a gain of $6.9 million).

As reported above, certain assets were accounted for under the equity method in 2022 and 2021. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies

In the six month periods ended June 30, 2022 and June 30, 2021, we had certain investments accounted for using the equity method, as discussed in the Consolidated Financial Statements included herein (Note 10: Investment in Associated Companies). The total equity in earnings of associated companies in the six months ended June 30, 2022, was $1.2 million lower than in the comparative period in 2021. In August 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated by the Company, following amendments to the bareboat charter and loan facility agreements. On December 31, 2020, we sold 50.1% of the shares of River Box, which was previously a wholly owned subsidiary of the Company, to a subsidiary of Hemen, a related party. In the six months ended June 30, 2022, we accounted for the remaining 49.9% ownership in River Box using the equity method.

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our dry bulk carriers on charter to the Golden Ocean Charterer, as well as the two tankers which we owned until April 2022 and were on charter to Frontline Shipping, are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have five dry bulk carriers, two Suezmax tankers and two chemical tankers trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels. Following scrubber installations on seven container vessels on charter to Maersk, the agreements were amended to include sharing of fuel cost savings with Maersk. Scrubber installations on seven Capesize bulk carriers to Golden Ocean and two Suezmax tankers will potentially lead to fuel cost savings affecting earnings and profit share. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

Liquidity and Capital Resources

As of June 30, 2022, we had total cash and cash equivalents of $223.8 million, excluding restricted cash of $5.7 million and investments in equity securities and corporate bonds of $20.7 million.

In the six months ended June 30, 2022 we generated cash of $166.7 million net from operations, used $106.0 million net in investing activities and generated $14.9 million net from financing activities.

Cash flows provided by operating activities for the six months ended June 30, 2022 increased to $166.7 million, from $125.0 million for the same period in 2021, due to changes in operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $106.0 million in the six months ended June 30, 2022, compared to $23.7 million in the same period in 2021. The increase in cash used for investing activities for the six months ended June 30, 2022 is mainly due to an outflow of $179.2 million to fund capital improvements and the acquisition of two Suezmax tankers (Marlin Shikoku and Marlin Sicily) and two product tankers (SFL Panther and SFL Lion), compared to an outflow of $4.1 million in the six months ended June 30, 2021 to fund capital improvements. In addition there was an outflow of $15.7 million for installments in newbuilding contracts in the six months ended June 30, 2022, compared to $18.8 million in the same period in 2021. This is partially offset by an inflow of cash of $83.3 million in the six months ended June 30, 2022 from the sale of two crude oil tankers (Front Force and Front Energy) and one container vessel (MSC Alice), compared to an outflow of cash of $0.5 million in the comparable period in 2021. In the six months ended June 30, 2022, $1.5 million were received from associated companies, compared to an outflow of cash of $0.6 million in the comparable period in 2021.

Net cash provided by financing activities for the six months ended June 30, 2022 was $14.9 million, compared to net cash provided of $52.1 million in the same period in 2021. This was mainly the result of an increase of $17.5 million in the cash dividend amounts paid and a decrease of $83.4 million of cash provided from shares issued in the six months ended June 30, 2022, compared to the comparable period in 2021. This is partially offset by a decrease of $68.1 million in the cash outflow from the repurchase of bonds in the six months ended June 30, 2022, compared to the comparable period in 2021. There was also an increase in cash outflows for the repayment and prepayment of long term debt to $159.8 million in the six months ended June 30, 2022, compared to $151.7 million in the same period in 2021. In addition, there was an increase in proceeds from debt issuance to $255.4 million in the six months ended June 30, 2022 compared to $252.0 million in the comparable period in 2021.

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

The following table presents an overall summary of our borrowings as of June 30, 2022.

As of June 30, 2022
(in millions of $)	Outstanding balance
Unsecured borrowings:
4.875% senior unsecured convertible notes due 2023	137.9
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
NOK700 million senior unsecured floating rate bonds due 2023	70.9
NOK700 million senior unsecured floating rate bonds due 2024	70.4
NOK600 million senior unsecured floating rate bonds due 2025	54.7
Total bonds	483.9
Borrowings secured on Frontline shares	15.6
Lease debt financing	167.4
U.S. dollar denominated floating rate debt due through 2029	1,308.6
Total borrowings	1,975.5
Finance lease liabilities	498.8
Finance lease liabilities in associated companies (1)	215.6
Total borrowings and lease liabilities	2,689.9

(1) This represents 49.9% of the finance lease liabilities in the associated companies within River Box.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2022, the Company was in compliance with all of the covenants under its long-term debt facilities.

Security and Collateral

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as of August 31, 2022, excluding two container vessels and two chemical tankers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

SFL Corporation Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪the strength of world economies and currencies;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
▪prolonged or significant downturns in the tanker, dry-bulk carrier, container and/or offshore drilling charter markets;
▪the volatility of oil and gas prices, which effects, among other things, the tanker sector and/or the offshore drilling sector;
▪a decrease in the value of the charter-free market values of the Company’s vessels and drilling units;
▪an oversupply of vessels, including drilling units, which could lead to reductions in charter hire rates and profitability;
▪any inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the potential difference in interests between or among certain of the Company’s directors, officers, key executives and shareholders, including Hemen, our largest shareholder;
▪the risks associated with the purchase of second-hand vessels;
▪the aging of the Company’s fleet which could result in increased operating costs, impairment or loss of hire;
▪the adequacy of insurance coverage for inherent operational risks, and the Company’s ability to obtain indemnities from customers, changes in laws, treaties or regulations;

▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;
▪the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsions;
▪governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪fluctuations in currencies and interest rates and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under charters with Golden Ocean and other charters;
▪the volatility of the price of the Company’s common shares;
▪changes in the Company’s dividend policy;
▪the future sale of the Company’s common shares or conversion of the Company’s convertible notes;
▪the failure to protect the Company’s information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
▪the entrance into transactions that expose the Company to additional risk outside of its core business;
▪difficulty managing planned growth properly;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
▪dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
▪the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
▪treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
▪being required to pay taxes on U.S. source income;
▪the Company’s operations being subject to economic substance requirements;
▪the exercise of a purchase option by the charterer of a vessel;
▪the expected redelivery of the West Hercules to us in the second half of 2022 and the successful implementation of changes to the chartering and management structure of the West Linus, as more fully described in this interim report;
▪potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
▪the withdrawal of the U.K. from the European Union and the potential negative effect on global economic conditions and financial markets;

▪increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
▪the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition to the financial markets and any noncompliance with the amendments by the International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by vessels, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us since January 1, 2020;
▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency;
▪world events, political instability, terrorist attacks or international hostilities, including the recent conflict between Russia and Ukraine and potential physical disruption of shipping routes as a result thereof; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, as well as those described from time to time in the reports filed by the Company with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: August 31, 2022

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer